VIA EDGAR: VIA FORM 1-A-W
11-15-2024

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
 Entrex Production and Installation Company, Inc
Application for Withdrawal on Form 1A-W for File
Number: 24-10528

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as
 amended (the ?Securities Act?), Entrex Production and
Installation Company, Inc (the ?Company?) respectfully
requests that the Securities and Exchange Commission
(the ?Commission?) consent to withdraw the Regulation A
 filing as indicated below:
         Form  Filing Date File Number
         1-A 2024-10-28 024-12528
The Company requests withdrawal of the above which was
filed in error.    Please excuse this error as some
confusion, on our part.
Accordingly, the Company hereby respectfully requests that
the withdrawal of this submission as of the date
herein.   If you require additional information, please do
not hesitate to contact the undersigned at (954) 856-
6659.
Regards,

      /s/ Stephen H. Watkins

Stephen H. Watkins
Chief Executive Officer